UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

Gryphon Online Safety, Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-1246855
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Gryphon Online Safety, Inc., 10265 Prairie Springs Road, San Diego, CA 92127

(Full mailing address of principal executive offices)

(858) 775-8331

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 29, 2026. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2026 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2026.

Operating Results

For the six-month period ending June 30, 2026, the Company had total gross revenues of $1,200,324 compared to total gross revenues of $1,098,384 for the six-month period ending June 30, 2025, an increase of 9%. This increase was primarily a result of a change in the Company’s product mix, as higher value units made up a larger share of the total product revenue. In addition, service revenue included significant one-time engineering and consulting fees, generated in anticipation of licensing the Company’s software to others.

For the six-month period ending June 30, 2026, the Company had net losses of $211,593 compared to net losses of $248,766 for the period ending June 30, 2025, a decrease of 15%. This decrease was primarily the result of increased revenues for both products and services and decreased cost of revenues, which offset higher operating expenses. Cash provided by operating activities for the six-month period ending June 30, 2026 was $125,248, as compared to cash used by operations of $32,586 for the sixth month period ending June 30, 2025, an increase of 484%. This increase was primarily due to the receipt of proceeds from the sale of SAFE notes.

Cost of revenues consists of material and production costs, freight costs, software development costs and software licensing costs. The Company’s profit margins have been increasing as our software licensing sales make up a greater percentage of total sales. Overall profit margins will fluctuate as our product mix changes with the introduction of new products and increased licensing revenue.

The following summarizes the results of our operations for the six-month period ending June 30, 2026 as compared to the six-month period ending June 30, 2025:

	Six-month Period Ended June 30,
	2026	2025	$ Change
Revenues	$1,200,324	$1,098,384	$101,940
Cost of revenues	(229,833)	(315,091)	85,258

Gross profit	970,491	783,293	187,198

Total operating expenses	900,410	757,211	143,199

Operating income	70,081	26,082	43,999

Total other expense	(281,674)	(274,848)	(6,826)

Loss before provision for income taxes	(211,593)	(248,766)	37,173

Provision for income taxes	-	-	-
Net loss	$(211,593)	$(248,766)	$37,173

Operating Expenses

Our total operating expenses for the six-month period ended June 30, 2026 amounted to $900,410 which represents an increase of $143,199, or 19%, from the expenses for the six-month period ended June 30, 2025. The increase in operating expenses is primarily due to one-time charge of $175,000 for bad debt expense, offset by a slight overall decrease in all other operating expenses.

Other Income (expense)

Total other income (expense) for the six-month period ended June 30, 2026 amounted to a loss of $281,674, which represents an increase of $6,826 or 2% from the loss for the six-month period ended June 30, 2025. The increase in loss from other income is primarily due to an increase in interest expense.

Liquidity and Capital Resources

As of June 30, 2026, the company had $1,991,819 in total assets, including $292,436 in cash and cash equivalents and $1,400,169 in intangible assets, compared to $2,116,981 in total assets, $322,599 in cash and cash equivalents and $1,415,709 in intangible assets as of December 31, 2025.

At the end of the sixth-month period ending June 30, 2026, the Company had $292,436 in cash and cash equivalents. By comparison, for the fiscal year ended December 31, 2025, the Company had $322,599 in cash and cash equivalents, representing a 9% decrease. This decrease was mainly due to an increase in interest payments.

As of June 30, 2026, the company had $3,931,056 in total liabilities including $1,437,262 in accounts payable and accrued expenses, $317,678 in deferred revenue, and $7,146 in short term notes payable, compared to $3,844,625 in total liabilities, $1,353,776 in accounts payable and accrued expenses, $385,402 in deferred revenue, and $28,019 in short term notes payable as of December 31, 2025.

To date, our activities have primarily been funded from the sale of preferred stock, long and short-term loans, and revenues generated from our operations. The company has enough capital to last approximately 6 months at its current level of operations and is working to secure additional sources of capital.

Trends

Our efforts for the next twelve months will be focused on the following:

•	Launch Gryphon Atlas Wi-Fi 7 for the family and small business market

•	Drive adoption and market penetration of Gryphon Atlas in the US market, capitalizing on the FCC foreign router ban

•	Expand Gryphon’s edge network security capabilities through continued product innovation and IP development

•	Strengthen Gryphon’s position as a secure networking platform

Our current cash reserves will allow us to make progress on accomplishing these objectives. We will need further capital to fully implement them.

ITEM 2.	OTHER INFORMATION

None.

Gryphon Online Safety, Inc.

Balance Sheets

	June 30, 2026 (unaudited)	December 31, 2025
Assets

Current assets
Cash and cash equivalents	$292,436	$322,599
Accounts Receivable, net	172,441	97,846
Inventory, net	22,228	156,431
Prepaid expenses	12,025	4,078
Other receivables	92,520	120,318
Total current assets	591,650	701,272

Intangible assets, net	1,400,169	1,415,709
Total assets	$1,991,819	$2,116,981

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable and accrued expenses	$1,437,262	$1,353,776
Deferred revenue and customer deposits	317,678	385,402
Short term notes payable	7,146	28,019
Convertible equity instruments, net of discount	517,289	517,289
Total current liabilities	2,279,375	2,284,486

Long Term notes payable, net of issuance costs	585,214	688,124
SAFE Notes, net of discount	1,066,467	872,015
Total liabilities	3,931,056	3,844,625

Commitments and contingencies

Stockholders' equity
Series Seed Preferred stock, 9,136,468 shares issued and outstanding at June 30, 2026 and December 31, 2025	914	914
Series A-1 Preferred stock, 5,616,525 shares issued and and outstanding at June 30, 2026 and December 31, 2025	562	562
Series A-2 Preferred stock, 454,544 shares issued and outstanding at June 30, 2026 and December 31, 2025	45	45
Common stock, 10,756,391 shares issued and outstanding at June 30, 2026 and December 31, 2025	1,076	1,076
Additional paid-in capital	11,137,473	11,137,473
Accumulated deficit	(13,079,307)	(12,867,714)

Total stockholders' equity	(1,939,237)	(1,727,644)

Total liabilities and stockholders' equity	$1,991,819	$2,116,981

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Operations

(unaudited)

	For the six months ended June 30,
	2026	2025
Net revenue
Product	$378,078	$350,382
Service and other	822,246	748,002
Total net revenue	1,200,324	1,098,384

Cost of goods sold	(229,833)	(315,091)
Gross profit	970,491	783,293

Operating expenses
Operations	176,604	196,603
Sales and marketing	380,582	222,108
General and administrative	135,978	145,223
Research and development	207,246	193,277
Total operating expenses	900,410	757,211
Loss from operations	70,081	26,082

Other income (expense)
Interest expense	(40,055)	(19,848)
Interest income	1	-
Amortization	(241,620)	(255,000)
Total other income (expense)	(281,674)	(274,848)

Net loss before income tax	(211,593)	(248,766)

Provision for income tax	-	-

Net loss	$(211,593)	$(248,766)

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Cash Flows

(unaudited)

	For the six months ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(211,593)	$(248,766)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	241,620	255,000
Stock based compensation	-	60,000
Currency exchange gain (loss)	180	1,044
Allowance for inventory loss	(15,000)	-
Changes in operating assets and liabilities:
Accounts receivable	(74,595)	2,418
Inventory	149,203	(140,070)
Prepaid expenses	(7,947)	(7,361)
Deposits	-	47,547
Other receivables	27,618	28,426
Accounts payable and accrued expenses	83,486	6,196
Accrued interest	-	(3,650)
Deferred revenue and customer deposits	(67,724)	(33,370)
Net cash provided (used) by operating activities	125,248	(32,586)

Cash flows from investing activities
Payments for the purchase of intangible assets	(218,310)	(185,500)

Net cash used by investing activities	(218,310)	(185,500)

Cash flows from financing activities
Proceeds from issuance of short term notes payable	-	127,460
Repayment of short term notes payable	(20,873)	(120,920)
Proceeds from issuance of long term notes payable	50,000	350,000
Payment of issuance costs for long term notes payable	(5,799)	(7,212)
Repayment of long term notes payable	(154,881)	(4,718)
Proceeds from issuance of SAFE notes	217,757	57,120
Payment of issuance costs for SAFE notes	(23,305)	(4,284)
Net cash provided by financing activities	62,899	397,446

Net increase (decrease) in cash and cash equivalents	(30,163)	179,360
Cash and cash equivalents, beginning of period	322,599	267,766

Cash and cash equivalents, end of period	$292,436	$447,126

Supplemental Cash Flow Information:

Cash paid for interest	$40,055	$23,498

Cash paid for taxes	$-	$-

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Changes in Stockholders' Equity

(unaudited)

	Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance on December 31, 2024	9,136,468	$914	5,616,525	$562	454,544	$45	10,756,391	$1,076	$11,077,473	$(12,616,052)	$(1,535,982)

Stock based compensation	-	-	-	-	-	-	-	-	60,000	-	60,000
Net Loss	-	-	-	-	-	-	-	-	-	(248,766)	(248,766)

Balance on June 30, 2025	9,136,468	914	5,616,525	562	454,544	45	10,756,391	1,076	11,137,473	(12,864,818)	(1,724,748)

Net Loss	-	-	-	-	-	-	-	-	-	(2,896)	(2,896)

Balance on December 31, 2025	9,136,468	914	5,616,525	562	454,544	45	10,756,391	1,076	11,137,473	(12,867,714)	(1,727,644)

Net Loss	-	-	-	-	-	-	-	-	-	(211,593)	(211,593)

Balance on June 30, 2026	9,136,468	$914	5,616,525	$562	454,544	$45	10,756,391	$1,076	$11,137,473	$(13,079,307)	$(1,939,237)

See accompanying notes

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. (“the Company”) is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others. The Company has also begun licensing its software for use in hardware sold by others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company’s intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

The Company accounts for revenue arising from contracts with customers pursuant to ASC Topic 606, which outlines the following five-step process for revenue recognition:

•	Identification of the contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract. Amounts received for software engineering services are recognized as revenue as the costs of generating the revenue are incurred. Amounts for software licensing to other hardware providers is recognized monthly, based on the number of units subscribed to use the software.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserves against inventory as deemed necessary. At June 30, 2026 and December 31, 2025, the Company determined that allowances of $5,000 and $20,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At June 30, 2026 and December 31, 2025, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2026 or December 31, 2025.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining ‘technological feasibility’ are expensed as incurred. Costs incurred thereafter to develop final products are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2026 or December 31, 2025.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the six months ended June 30, 2026 and 2025, the Company recognized $207,246 and $193,277 in research and development costs, respectively.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Advertising costs

The Company’s advertising costs are expensed as incurred. During the six months ended June 30, 2026 and 2025, the Company recognized $380,582 and $222,108 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2026 and December 31, 2025, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At June 30, 2026 and December 31, 2025, the Company determined that allowances of $175,000 and $0 were necessary.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Concentrations

Approximately 53% and 64% of product revenue for the six-month periods ended June 30, 2026 and 2025 respectively was generated through one online seller. The loss of the ability to sell the Company’s products via this online seller would cause significant negative impact on the Company’s operations. Additionally, one software licensee represents 57% and 44% of service and other revenue for the six months ended June 30, 2026 and 2025 respectively. Material changes to this license agreement would have a significant negative impact on the Company’s operations.

SAFE Notes

The Company began issuing Simple Agreement for Future Equity (“SAFE”) notes to investors during the year ended December 31, 2023. The SAFE notes provide the investors the right to certain shares of the Company’s capital stock upon a future equity financing. The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price. The SAFE notes are recorded as a long-term liability at their estimated fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company’s financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 25, 2026, the date these financial statements were available to be issued. Subsequent to June 30, 2026, the Company began selling a new WiFi 7 product. In addition, in August, the Company received proceeds of $455,000 from two small business lenders. These loans require weekly repayments of $2,957 through August 2028 and $2,908 through November 2028. Fees and interest total $201,515, for total repayments of $656,515.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the six-month period ended June 30, 2026 and the year ended December 31, 2025 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following:

	June 30, 2026	December 31, 2025
Software	$4,935,633	$4,716,876
Accumulated Amortization	(3,535,464)	(3,301,167)
	$1,400,169	$1,415,709

Amortization expense for the six-month periods ended June 30, 2026 and 2025, was $233,850 and $255,000, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following:

	June 30, 2026	December 31, 2025
Sales channel partner holdbacks	$80,224	$118,895
Other	12,296	1,423
	$92,520	$120,318

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company’s bank account.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In April 2025, the Company received $80,000 of proceeds from a loan from a member of the company’s Board of Directors. The loan accrues interest at a rate of 15% per annum and matured in April 2026. During the six months ended June 30, 2026, the Company incurred $790 of interest expense on this short-term loan.

LONG TERM DEBT

In June 2025, the Company received $350,000 of proceeds from an advance against future receivables from an investment entity to provide working capital. In February 2026, an additional $50,000 of proceeds was received. Payments of $31,867 are due monthly through September 2026 and payments of $3,333 are due from October 2026 through May 2027. During the six months ended June 30, 2026, the Company incurred $30,202 of interest expense on this long-term loan and recorded $7,770 of amortization of issuance costs.

The Company received proceeds from an SBA loan totaling $500,000. The SBA loan is secured by substantially all of the Company’s assets and accrues interest at 3.75% per annum. The loan matures in June 2050. During the six months ended June 30, 2026, the Company incurred $9,063 of interest expense on this long-term loan.

Following is a summary of short-term and long-term minimum debt payments required over the next six months of 2026 and the next 5 years, not including the debt noted in the Subsequent Events disclosure:

2026	$99,096
2027	27,118
2028	12,408
2029	12,930
2030	13,423
2031	13,936
Thereafter	413,449
$592,360

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

The Company received $517,289 of proceeds from the issuance of convertible equity instruments that matured in December 2023. These instruments do not bear interest and may convert to 419,502 shares of preferred stock upon the following:

1.	Upon the Company receiving cash of a specified amount ($2,000,000 – $5,000,000) for the sale of the Company’s shares (“Qualified Financing”), the purchase amount will be automatically converted into shares of Company Series A preferred stock at a price of $1.2331 per share.

2.	Holders may elect to convert outstanding principal into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

3.	Upon maturity, outstanding principal must be converted into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

As of June 30, 2026, these instruments remain outstanding and have not yet been converted or settled in accordance with the terms of the agreements.

NOTE 7 – SAFE NOTES

The Company began issuing Simple Agreement for Future Equity (“SAFE”) notes to investors during the year ended December 31, 2023, receiving $1,089,772 in proceeds from the sale of these notes through June 30, 2026. These notes do not bear interest and will convert to shares of Company stock upon the following:

1.	Upon the Company completing an Equity Financing, at which time the SAFE will automatically convert into shares of Company preferred stock at a price defined in the agreement.

2.	Upon a Liquidity Event, SAFE holders will receive the greater of cash equal to the purchase amount or shares of common stock equal to the purchase amount divided by the liquidity price, as defined in the agreement.

The Company incurred $100,132 of costs associated with the issue of these notes, of which $76,827 has been amortized as of June 30, 2026.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 8 - PREFERRED STOCK

The Company has 19,137,353 $0.0001 par value, shares of Preferred Stock authorized at June 30, 2026 and December 31, 2025. At June 30, 2026 and December 31, 2025, there were issued and outstanding preferred shares of 15,207,537.

At June 30, 2026 and December 31, 2025, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Series A Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 9 – COMMON STOCK

The Company has 40,000,000 $0.0001 par value shares of common stock authorized at June 30, 2026 and December 31, 2025.

During the six months ended June 30, 2026 and 2025, the Company issued 32,000 and 0 stock options respectively, to employees for services. In addition, stock options issued in prior periods continued to vest during the current period. The Company recognized $0 of stock compensation expense related to stock options during the six months ended June 30, 2026. During the six months ended June 30, 2025, the Company recognized $60,000 of stock compensation expense.

A summary of option activity for the periods is as follows:

		Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Term
Outstanding December 31, 2024	1,949,000	$0.34	6.3
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2025	1,949,000	0.34	5.8
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	(185,000)	-	-
Outstanding December 31, 2025	1,764,000	0.34	5.4
Granted	32,000	0.47	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2026	1,796,000	$0.34	5.0

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Options exercisable at June 30, 2026 and December 31, 2025 are 1,643,938 and 1,533,292, respectively.

The options vest ratably over periods of one to four years. At June 30, 2026, there are 152,063 unvested stock options outstanding and approximately $25,000 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	June 30,
	2026	2025
Expected life (years)	1-4	n/a
Risk-free interest rate	4.81%	n/a
Expected volatility	50%	n/a
Annual dividend yield	0%	n/a

NOTE 10 – WARRANTS

A summary of warrant activity for the periods is as follows:

	Warrants - Common	Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Life
Outstanding December 31, 2024	446,341	$0.71	2.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2025	446,341	0.71	2.1
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2025	446,341	0.71	1.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2026	446,341	$0.71	1.1

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 11 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of June 30, 2026 and December 31, 2025, the Company had net deferred tax assets before valuation allowance of $3,823,602 and $3,781,299, respectively. As of June 30, 2026, and December 31, 2025, the Company had net deferred tax liabilities before valuation allowance of $0. The following table presents the deferred tax assets and liabilities by source:

	June 30, 2026	December 31, 2025
Deferred tax assets:
Net operating loss carryforwards	$3,792,999	$3,731,637
Deferred revenue timing difference	(19,640)	(17,981)
Stock-based compensation	-	17,400
Research and development tax credit carryforwards	50,243	50,243
Total deferred tax assets	3,823,602	3,781,299
Deferred tax liabilities:
Total deferred tax liabilities	-	-
Valuation allowance	(3,823,602)	(3,781,299)
Net deferred tax assets	$-	$-

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the six months ended June 30, 2026 and the year ended December 31, 2025 and no history of generating taxable income. Therefore, valuation allowances of $3,823,602 and $3,781,299 were recorded as of June 30, 2026 and December 31, 2025, respectively. Deferred tax assets and liabilities were calculated using the Company’s combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company has committed to purchasing $2,840,000 of hardware over the next 12 months, for sale through online and retail channels. These purchases will be financed through cash generated from sales and ongoing operations. The Company has recorded an allowance for expected credit losses of $175,000 for failure of payment by a customer and continues to pursue available collection remedies for the entire amount of $347,441. Any portion of the receivable that is not recovered could adversely affect the Company’s liquidity, cash flows, and results of operations.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 13 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $13,079,307 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and licensing agreements, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 14 – RELATED PARTIES

During the six months ended June 30, 2026 and 2025, the Company paid $8,057 and $1,576 respectively for legal counsel to a firm in which one of its directors is a partner.

In April 2025, the Company received $80,000 of proceeds from a loan from a member of the company’s Board of Directors. The loan accrues interest at a rate of 15% per annum and matured in April 2026. However, to preserve cash, the final payment has not yet been made.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 15, 2021)
2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on January 19, 2021)
3.1	Form of Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on March 15, 2021)
3.2	Form of Amended and Restated Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on March 15, 2021)
3.3	Form of Amended and Restated Voting Agreement (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on March 15, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gryphon Online Safety Inc.

/s/ John Wu
Chief Executive Officer Date: September 25, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ John Wu
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: September 25, 2026